SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: July 8, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)
Enclosed:
Press Release

July 8, 2009
IVANHOE MINES APPOINTS JEAN CHRETIEN,
FORMER CANADIAN PRIME MINISTER,
AS SENIOR INTERNATIONAL ADVISER
VANCOUVER, CANADA — Robert Friedland, Executive Chairman of Ivanhoe Mines, today announced the appointment of the Right Honourable Jean Chretien, the 20th Prime Minister of Canada, as senior international adviser to the company.
Mr. Chretien has been active in Canadian and global development circles as a lawyer with the Canada-based international law firm, Heenan Blaikie, since retiring as Prime Minister and leader of the Liberal Party of Canada in 2003. He entered national politics in 1963 and served three terms as Prime Minister of Canada between 1993 and 2003.
During his long parliamentary career, Mr. Chretien held a succession of senior cabinet posts in the Canadian Government, including Minister of Finance, Minister of Justice and Attorney General, Minister of Energy, Mines and Resources and Minister of Industry, Trade and Commerce.
“Jean Chretien was instrumental in advancing relationships between many Canadian businesses and rapidly industrializing China and its neighbour nations through his hands-on, prime ministerial leadership of a series of successful Team Canada trade development missions,” said Mr. Friedland.
“He helped Canadians realize the promise of their destiny as a Pacific Rim nation founded in part on Canada’s history as a central link in the maritime Silk Road that connected Asia with the Americas and Europe. Ivanhoe Mines is focused on mining, development and exploration projects in the Asia Pacific region, including Mongolia, China, Australia, Indonesia, Kazakhstan and the Philippines. We believe that Mr. Chretien’s experience and knowledge will be a prime asset in assisting the Ivanhoe companies to continue to build their businesses through opportunities that will be encountered in the energy and mineral resource sectors around the world during what is becoming the Asian Century.”
Ivanhoe Mines is an international mining and exploration company. Its shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN. The company’s core assets are its world-scale Oyu Tolgoi copper and gold mine development project in southern Mongolia, its large shareholdings in Mongolian coal miner SouthGobi Energy Resources (SGQ:TSX-V) and in Ivanhoe Australia (IVA:ASX), which has reported significant discoveries of molybdenum, rhenium and copper.
Mr. Chretien will provide advisory services to Ivanhoe Capital Corporation’s affiliates through a contract with Global Mining Management, a private service company based in Vancouver, Canada. Global Mining is jointly owned by several companies, including: Ivanhoe Mines Ltd. and its subsidiaries, SouthGobi Energy Resources Ltd. and Ivanhoe Australia Ltd.; as well as Ivanhoe Energy Inc. and the privately-held Ivanhoe Nickel & Platinum Ltd.
Information contacts
Investors: Bill Trenaman 1-604-688-5755
Media: Bob Williamson 1-604-331-9880
Website: www.ivanhoemines.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: July 8, 2009	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary